Exhibit 99.1

TD Bank Group Announces Changes to Senior Executive Team

TORONTO, October 28, 2021 - TD Bank Group (TD) (TSX and NYSE: TD) today announced the following changes to its Senior Executive Team.

TERI CURRIE TO RETIRE, WILL JOIN BOARD OF TD'S U.S. BANK

After almost 35 years with the Bank, Teri Currie, Group Head, Canadian Personal Banking, has informed TD of her intention to retire at the end of January 2022. Upon her retirement, she will be appointed to TD's U.S. Board of Directors, effective February 1, 2022.

"Teri's contributions to TD have touched almost every corner of the Bank. She rose from a teller at a branch in Calgary to lead our flagship Canadian Personal Bank through a time of significant change and progress," said Bharat Masrani, Group President and CEO, TD Bank Group. "Teri has helped TD grow and succeed while setting the standard for inspiring leadership. I will always value our long collaboration and I am extremely pleased that she will join the Board of our U.S. Bank."

As Group Head of Canadian Personal Banking, Currie spearheaded a transformation that recognized customers' changing needs and positioned the business well for growth through personalized advice across all channels. She also successfully led the Canadian Personal Bank through the COVID-19 pandemic, supporting thousands of colleagues and helping millions of Canadians navigate an uncertain environment.

A member of the Senior Executive Team since 2010, Currie directly contributed to TD's industry-leading brand, talent strategies, and digital and technology capabilities. She was instrumental in building TD's unique and inclusive culture and in creating the legendary customer experiences that are TD's hallmark.

"I could not have asked for a more fulfilling career than I have had during my almost 35 years with TD. Working side-by-side with dedicated and talented colleagues to help build this formidable, customer-centric and caring organization has been an absolute privilege," said Currie. "I want to thank all of my TD colleagues for their commitment to supporting the needs and aspirations of the millions of Canadians we serve. You have always made me feel proud to wear the TD shield, and I know that the best years at TD are ahead of us."

LEADERSHIP ANNOUNCEMENTS

TD also announced additional changes to its Senior Executive Team, effective January 1, 2022.

Michael Rhodes, Group Head, Innovation, Technology and Shared Services, will become Group Head, Canadian Personal Banking. A 25+ year career-banker, Rhodes joined TD in 2011 to lead the Bank's North American Credit Card and Merchant Services business, where he delivered significant growth in Canadian cards and payments. He also ran the Consumer Bank and Wealth Management for TD Bank, America's Most Convenient Bank, a network of more than 1,200 stores with over 9 million customers. In his current role, he leads the Bank's digital and technology transformation, building new capabilities to serve customers' changing needs and enhance the Bank's execution capabilities.

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Greg Braca, Group Head, U.S. Retail and CEO, TD Bank, America's Most Convenient Bank, will be appointed to the newly-created position of Vice-Chair of TD Bank in the U.S., reporting to Bharat Masrani. In this role, Braca will leverage his years of experience and deep network to drive business development, build new customer connections, and advise on new opportunities in the U.S. market that further strengthen TD's competitive position. As head of the U.S. businesses since 2017, Braca has extended the Bank's leadership in a critical growth market, deepened TD's relationships with millions of customers across the U.S. and developed a strong bench of leaders. More recently, he successfully steered TD's U.S. colleagues and customers through the disruption and challenges of the COVID-19 pandemic.

Leo Salom, Group Head, Wealth Management and TD Insurance, will become Group Head U.S. Retail and CEO, TD Bank, America's Most Convenient Bank. Salom joined TD in 2011 after almost 20 years of experience leading global retail banking and investment management businesses. As head of TD's Wealth Management business, Salom has grown total assets managed for clients to more than CAD$1 trillion in AUA and AUM across Canadian and U.S. Wealth platforms while continuing to build and strengthen the largest direct-investing business and the largest institutional money manager in Canada.

Raymond (Ray) Chun, President, TD Direct Investing and Executive Vice President, TD Bank Group, will become Group Head, Wealth and Insurance. Chun has held various senior positions across the Bank since 1995, including in Personal Banking Products, Branch Banking, TD Waterhouse Private Client Group, TD Direct Channels Sales, and Customer Experience & Operations. As President of TD Insurance, he led the insurance business through a period of significant growth.

"Greg has been instrumental in the success of our U.S. businesses and I look forward to his continued contributions to our performance," added Masrani. "Michael, Leo and Ray bring significant experience and proven track-records leading critical businesses and functions to their new roles. They are taking the helm of strong businesses and will continue our focus on growth and on delivering the legendary customer experiences that TD is known for."

Additional Appointments

Greg Keeley, Executive Vice President and Chief Information Officer will become Senior Executive Vice President, Technology and Platforms, with responsibility for TD's Technology, Enterprise Project Delivery Excellence, Data and Customer Platforms teams. Keeley joined TD in 2018 with over two decades of international financial services leadership experience. He most recently steered the Bank's technology response to the COVID-19 pandemic, strengthened its cybersecurity and operational resilience, and built new capabilities to drive performance and competitiveness.

Christine (Chris) Morris, Senior Executive Vice President, Enterprise Transformation, Enablement and Customer Experience will have an expanded mandate with responsibility for Shared Services, which includes North American Contact Centre and ATM, Canadian Collections and North American Fraud Operations. She will also assume responsibility for Digitization, Automation and Process Engineering, Enterprise Data and Analytics, Layer 6 and Change Management.

The following members of the Senior Executive Team will continue to report to Masrani:

Riaz Ahmed, Group Head, Wholesale Banking, TD Bank Group and President and CEO, TD Securities

Ajai Bambawale, Group Head and Chief Risk Officer

Norie Campbell, Group Head and General Counsel

Paul Douglas, Group Head, Canadian Business Banking

Barbara Hooper, Senior Executive Vice President, Treasury, Corporate Development, Strategic Sourcing and Real Estate

Kenn Lalonde, Senior Executive Vice President and Chief Human Resources Officer

Kelvin Tran, Senior Executive Vice President and Chief Financial Officer

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"TD has a deep bench of proven executives with the experience and leadership capabilities needed for the future. Together, we will continue our relentless focus on serving customers with excellence, developing new capabilities to further enhance our competitiveness, and driving the next phase of growth for the Bank," concluded Masrani.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2021. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Gillian Manning, Investor Relations, 416-308-6014

Meghan Thomas, Media Relations, 416-274-9785

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